Exhibit 99.1

ASM International N.V.

ASM International N.V. Receives Multi-System Order from Leading

DRAM Memory Manufacturer for Eagle® PECVD Systems

BILTHOVEN, The Netherlands – May 9, 2007—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that its subsidiary, ASM Japan K.K., received an order for multiple Eagle®12 systems from a leading Taiwanese DRAM manufacturer. The Eagle® PECVD systems will be used in the deposition of thin film dielectric layers. Shipment to the customer’s facilities is scheduled for the second and third quarters of 2007.

“The Eagle®12 has proven to be a reliable workhorse in Logic and Memory production lines, and with its low maintenance frequency and short maintenance time, the Eagle®12 offers a high level of customer satisfaction,” said Tominori Yoshida, ASM’s PECVD Business Unit Manager. “The single wafer chambers of the Eagle®12 ensure optimum process control, resulting in superior thin film uniformity, thus higher yielding wafers. The unique chamber design enables high uptime at low running cost, which is greatly valued by DRAM manufacturers in this cost-driven industry.”

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on

ASM International N.V. Receives Multiple Orders from Leading Flash Memory Manufacturer for Dragon® PECVD Systems

Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

Willem Vermeulen

Corporate Marketing

+31 (0)30-229-8551

Willem.Vermeulen@asm.com